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SO 3/5/02


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SEC FILE NUMBER
8- 52847

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ATLANTIS CAPITAL MARKETS SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE BEACH WAY
(No. and Street)

SEA BRIGHT (City) NJ (State) 07760 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROMAN LYNIUK 646-533-0730
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI LLP
(Name — *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA (Address) NEW YORK (City) NY (State) 10004 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

2A

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/02

OATH OR AFFIRMATION

I, ROMAN LYNIUK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATLANTIS CAPITAL MARKETS SECURITIES LLC, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

PAULINE M. MARCH
NOTARY PUBLIC, State of New York
No. 30-4877363
Qualified in New York County
Commission Expires November 17, 2002

Notary Public

Signature

MANAGING MEMBER

Title

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Operations.
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditor's Report on Internal Control

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ATLANTIS CAPITAL MARKETS SECURITIES, LLC

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

ATLANTIS CAPITAL MARKETS SECURITIES, LLC

INDEX


K G
& C

KAUFMANN,
GALLUCCI LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member of Atlantis Capital Markets Securities, LLC:

We have audited the accompanying statement of financial condition of Atlantis Capital Markets Securities, LLC as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Atlantis Capital Markets Securities, LLC as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 20, 2002

Kaufmann, Gallucci LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

ATLANTIS CAPITAL MARKETS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	15,246
Receivable from clearing organizations		376,038
Securities owned, at market value		65,800
TOTAL ASSETS	$	457,084

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Securities sold short, not yet purchased, at market value	$	16,963
Accounts payable and accrued expenses		8,450
Payable to member		1,093
TOTAL LIABILITIES		26,506
MEMBER'S EQUITY		430,578
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	457,084

The accompanying notes are an integral part
of this financial statement.

ATLANTIS CAPITAL MARKETS SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Atlantis Capital Markets Securities, LLC (the "Company"), a limited liability company, was organized under the laws of the State of Delaware on August 8, 2000.

The Company was approved as a member of the Pacific Exchange and commenced operations as a broker-dealer on that date in July, 2001.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. These transactions are generally cleared through and carried by a clearing broker dealer on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company seeks to control these risks by monitoring the securities activities of these customers and review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) The Company records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

(b) Securities owned are valued at quoted market prices with the resulting unrealized gains and losses reflected in the statement of operations.

(c) The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 4 - INCOME TAXES

The Company is owned by its member, who contributed equity capital, and is treated as a partnership for income tax purposes. Accordingly, no federal or state income taxes apply to the Company; rather, such taxes will be the responsibility of the individual member.

NOTE 5 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $228,035 which was $128,035 in excess of the required minimum net capital at that date of $100,000. The Company's aggregate indebtedness to net capital ratio was .12 to 1. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with rule 15c3-3 of the Securities and Exchange Commission.